S.S 2/16/06

AB 2/27/06


SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION


05076775

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquette de Bary Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marquette de Bary (212) 644-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue (Address) Union (City) NJ (State) 07083 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marquette de Bary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marquette de Bary Co., Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEANETTE COLEY
Notary Public, State of New York
No. 24-5759287
Qualified in Kings County
Commission Expires June 30, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARQUETTE DE BARY CO., INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2005

WITH

INDEPENDENT AUDITORS' REPORT

MARQUETTE DE BARY CO., INC.

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Marquette De Bary Co., Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the accompanying balance sheet of Marquette De Bary Co., Inc. as at September 30, 2005, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette De Bary Co., Inc. as at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 10, 2005

MORRIS I. GROSSMAN, CPA HENRY S. M[illegible], CPA JACK L. BOCK, CPA

02767MA09.05Y 1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

MARQUETTE DE BARY CO., INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2005

ASSETS

Cash		$ 1,477
Due from clearing organization		11,514
Secured demand note		50,000
TOTAL ASSETS		$ 62,991

LIABILITIES AND STOCKHOLDERS' DEFICIT

Due to stockholder		$ 1,191
Income taxes payable		455
		1,646
Liabilities subordinated to claims of general creditors		74,000
Stockholders' equity:		
Common stock, no par value, 1,000 shares authorized, 990 shares issued and outstanding	$ 7,787	
Paid in capital	240,187	
Accumulated deficit	(258,129)	
	(10,155)	
Less: Treasury stock 10 shares at cost	2,500	
Total stockholders deficit		(12,655)
TOTAL LIABIITIES AND STOCKHOLDERS' DEFICIT		$ 62,991

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenues:		
Trading		$ 12,911
Commissions		34,745
Interest		5,521
Other		9,643
Total other revenues		$ 62,820
General and administrative expenses:		
Payroll	$ 8,642	
Payroll taxes	1,712	
Insurance	3,149	
Office supplies	6,912	
Telephone	30,964	
Professional fees	9,900	
Equipment rental	1,415	
Rent	107,158	
Postage	418	
Subscriptions	370	
Bank charges	939	
Registrations	1,006	
Miscellaneous	1,556	
Payroll service fees	859	
Clearance charges	16,791	
Corporate taxes	1,916	
Donations	1,000	
Interest	12,000	
Health insurance	4,199	
Gifts	1,480	
Moving	2,060	
Regulatory fees	6,494	
Total general and administrative expense		220,940
Loss before income taxes		(158,120)
Income taxes:		
Federal	-0-	
State and city	455	
Total income taxes		455
Net loss		$ (158,575)

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash flows from operating activities:		
Net loss		$ (158,575)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in:		
Due from clearing organization	$ 4,164	
Market value of securities	129,336	
Other assets	24,375	
Increase (decrease) in:		
Income taxes payable	455	
Accrued expenses	(20,550)	
Total adjustments		137,780
Net cash used by operating activities		(20,795)
Cash flows from financing activities:		
Repayment of secured demand note	50,000	
Advance from stockholder	1,191	
Liabilities subordinated to claims of general creditors	(38,000)	
Net cash provided from financing activities		13,191
Net decrease in cash		(7,604)
Cash, beginning of year		9,081
Cash, end of year		$ 1,477
Supplemental disclosures of cash flow information:		
Cash paid for:		
Interest		$ -0-
Income taxes		$ -0-

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2005

	Common Stock	Paid in Capital	Accum- mulated Deficit	Treasury Stock	Stock- holders' Equity
Balance, beginning of year	$ 7,787	$240,187	$ (99,554)	$ (2,500)	$ 145,920
Net loss	-0-	-0-	(158,575)	-0-	(158,575)
Balance, end of year	$ 7,787	$240,187	$(258,129)	$ (2,500)	$ (12,655)

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Balance - beginning of year	$ 112,000
Increases	12,000
Repayments	(50,000)
Balance - end of year	$ 74,000

See accompanying notes and independent auditors' report

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2005, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Liabilities Subordinated to Claims of General Creditors:

At September 30, 2005, the Company has an outstanding loan in the amount of $74,000, including interest of $24,000, which bears interest at 12% per annum and matures on September 30, 2006. The loan and interest are subordinated to claims of all general creditors, have been approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the SEC's uniform net capital rule.

Note 3 - Preferred Stock:

The Board of Directors has authorized 90,000 shares of no par value preferred stock. At September 30, 2005, no preferred stock was issued or outstanding.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2005, the Company had net capital of $42,345 which was $37,345 in excess of its minimum dollar net capital requirement of $5,000.

MARQUETTE DE BARY CO., INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2005

Schedule 1

Total stockholders' deficit		$ (12,655)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		74,000
Total capital and allowable subordinated liabilities		61,345
Less: Deductions and/or charges: Non-allowable assets		-0-
Less: Excess deductible on fidelity bond insurance over the maximum permissable amount		19,000
Net capital before haircuts on security positions		42,345
Less: Haircuts on securities: State and municipal government obligations	-0-	
		-0-
Net capital		42,345
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
REMAINDER: Net capital in excess of all requirements		$ 37,345

Aggregate indebtedness	$ 1,646	= 3,89%
Net capital	$ 42,345	

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $455. The difference was a result of year-end closing adjustments, which were not considered material.

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2005

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that a Special Account for the Exclusive Benefit of Customers is maintained.

See accompanying notes and independent auditors' report

SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedure for safeguarding securities is adequate.

See accompanying notes and independent auditors' report

MARQUETTE DE BARY, INC.
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT SEPTEMBER 30, 2005

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2005, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $455 The difference was a result of year- end closing adjustments and these are considered normal and ordinary in nature.

See accompanying notes and independent auditors' report

M. I. GROSSMAN COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT


SEC MAIL
PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C.
213
SECTION

Board of Directors
Marquette De Bary Co., Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the Focus Report Form X-17a-5 of Marquette De Bary Co., Inc. as of September 30, 2005 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 10, 2005

02767MA09.05Y

1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Marquette De Bary Co., Inc.
1270 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Marquette De Bary Co., Inc. for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers of perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Morris I. Grossman, CPA   Henry S. [illegible], CPA   Jack L. Bock, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Certified Public Accountants
M. I. GROSSMAN & COMPANY, L. L. C.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 10,2005